SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F T Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No T

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter filed with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires on February 13, 2012.

In compliance with the regulations in force, please regard the following information for the six-month periods ended December 31, 2011 and 2010 as duly received:

	In thousands of Ps
Ordinary income	12/31/2011	12/31/2010
(six-month period): Income	176,262	137,710
Extraordinary income	--	--
(six-month period): Income	--	--
Net Income for the period	176,262	137,710

Shareholders’ Equity:
Capital stock	125,989	125,961
Restatement for capital stock	84,621	84,621
Additional paid in capital and premium for negotiation of treasury stock	536,300	536,290
Long-term incentive program reserve	1,879	--
Technical revaluations	3,953	3,953
Reserve for new projects	--	183
Freely available reserve	--	147
Statutory reserve	39,074	26,045
Retained earnings	180,071	137,710
Total Shareholders’ Equity	971,887	914,910

In compliance with section o) of the Regulations above mentioned, we report that as of the closing date of the financial statements, the Company’s capital stock was Ps. 125,988,618.8, divided into 1,259,886,188 registered non-endorsable common shares of Ps. 0.10 par value each and entitled to 1 vote per share, as per the following detail:

·	IRSA Inversiones y Representaciones Sociedad Anónima	1,195,253,997	94.87%
·	Other Shareholders	64,632,191	5.13%

Furthermore, in compliance with section p) of the Regulations above mentioned, we report that, assuming that all the holders of notes (due on July 19, 2014) were to exercise their right to convert their securities into shares as of the closing date, the company’s capital stock would amount to Ps. 223,971,649.7, composed of 2,239,716,497 registered non-endorsable common shares of Ps. 0.10 par value each and entitled to 1 vote per share, as per the following detail:

·	IRSA Inversiones y Representaciones Sociedad Anónima	2,174,829,985	97.10%
·	Other Shareholders	64,886,512	2.90%

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By: /S/ Saúl Zang

Name: Saúl Zang

Title: Responsible of Relationships with the markets

Dated: February 13, 2012